UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1	OMB APPROVAL
Certificate of Accounting of Securities and Similar	OMB Number: 3235-0359
Investments of a Management Investment Company	Expires: March 31, 2012
in the Custody of Members of	Estimated average burden
National Securities Exchanges	hours per response. 1.5

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:			Date examination completed:
811-21479			July 31, 2015
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD D 07703853	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI``	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Madison Harbor Balanced Strategies, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 1177 Avenue of the Americas, 44th Floor, New York, NY 10036

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

EisnerAmper LLP 750 Third Avenue New York, NY 10017-2703 T 212.949.8700 F 212.891.4100 www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Madison Harbor Balanced Strategies, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Madison Harbor Balanced Strategies, Inc. (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of July 31, 2015. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2015, and with respect to the agreement of security purchases and sales, for the period from March 31, 2015 (the date of our last examination) through July 31, 2015:

•	Confirmation of all security positions located with the Custodian, Morgan Stanley Smith Barney;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

•	Agreement of five security purchases and no security sales since our last report from the books and records of the Fund to the Custodian's statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Madison Harbor Balanced Strategies, Inc. complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of July 31, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects. This report is intended solely for the information and use of management and Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
September 29, 2015

New York | New Jersey | Pennsylvania | California | Cayman Islands
EisnerAmper is an independent member of PKF International Limited

Madison Harbor Balanced Strategies, Inc.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Madison Harbor Balanced Strategies, Inc. (the “Fund”), are responsible for complying with the requirements of subsection (b) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of July 31, 2015 and for the period from March 31, 2015 (the date of our last examination) through July 31, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 of the Investment Company Act of 1940 as of July 31, 2015 and for the period from March 31, 2015 (the date of our last examination) through July 31, 2015, with respect to securities reflected in the investment account of the Fund. We further assert that the Fund’s private investments are in the custody of a bank and thus are not subject to the above requirements.

Madison Harbor Balanced Strategies, Inc.

By	/s/ Edward M. Casal
Edward M. Casal
Chief Executive Officer, Chief Investment Officer and Director of the Fund

By	/s/ Michael Fortier
Michael Fortier
Chief Financial Officer

1177 Avenue of the Americas, 44th Floor, New York, NY 10036
(212) 380-5500